UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LuxUrban Hotels Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

21985R 105
(CUSIP Number)

Greenle Partners LLC Series Alpha P.S.
156 W Saddle River Road Saddle River, New Jersey 07458
Telephone: (201) 822-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenle Partners LLC Series Alpha P.S.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,599,622 (1) (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,599,622 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,622 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Does not include: (i) 185,000 shares of common stock underlying warrants (the “Alpha Warrants”) issued by the Issuer to Greenle Partners LLC Series Alpha P.S., a Delaware limited liability company (“Greenle Alpha”), which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants (the “4.99% Beneficial Ownership Limitation”), (ii) 2,109,299 shares of common stock underlying additional warrants and rights to receive Issuer common stock (collectively, “Other Convertible Securities”) held by Greenle Alpha, which such Other Convertible Securities prohibit the exercise of such securities, as applicable, if the holder or its affiliates would beneficially own more than 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon such exercise (the “9.99% Beneficial Ownership Limitation”) and (iii) 5,425,700 shares of common stock underlying rights to receive Issuer common stock held by Greenle Alpha that are issuable upon 61 days prior written notice from Greenle Alpha to the Issuer and subject to the 9.99% Beneficial Ownership Limitation.

(2) Includes 588,031 shares of common stock underlying the Other Convertible Securities held by Greenle Alpha that are subject to the 9.99% Beneficial Ownership Limitation.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Uryniak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,013,530 (1) (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,013,530 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,530 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes (i) 3,011,591 shares of common stock owned by Greenle Alpha, (ii) 413,908 shares of common stock owned by Greenle Partners LLC Series Beta P.S., a Delaware limited liability company (“Greenle Beta”), and (iii) an aggregate of 588,031 shares of common stock underlying the Other Convertible Securities owned by Greenle Alpha and Greenle Beta.

(2) Does not include (i) 185,000 shares of common stock underlying the Alpha Warrants, (ii) 315,000 shares of common stock underlying warrants (the “Beta Warrants”) issued by the Issuer to Greenle Beta, which are subject to the 4.99% Beneficial Ownership Limitation, (iii) an aggregate of 2,711,059 shares of common stock underlying the Other Convertible Securities owned by Greenle Alpha and Greenle Beta and (iv) an aggregate of 6,739,700 shares of common stock underlying rights to receive Issuer common stock held by Greenle Alpha and Greenle Beta that are issuable upon 61 days prior written notice from Greenle Alpha or Greenle Beta, as applicable, to the Issuer and subject to the 9.99% Beneficial Ownership Limitation.

Item 1.

(a)	Name of Issuer LuxUrban Hotels Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137

Item 2.

(a)

Name of Person Filing

This first amendment (the “First Amendment) to the original Schedule 13G, which was filed on March 2, 2023 (the “Original Schedule 13G”), is being jointly filed by Greenle Alpha and Alan Uryniak. Mr. Uryniak is the manager of Greenle Alpha and Greenle Beta. The filers of this statement are collectively referred to herein as the “Reporting Persons.”

The securities reported herein are held by Greenle Alpha and Greenle Beta. Mr. Uryniak, as the manager of Greenle Alpha and Greenle Beta, may be deemed to beneficially own the securities held by Greenle Alpha and Greenle Beta. To the extent Mr. Uryniak may be deemed to beneficially own such securities, he expressly disclaims any such beneficial ownership, except to the extent of his pecuniary interest therein.

The Joint Filing Agreement of Reporting Persons was filed as Exhibit 1 to the Original Schedule 13G.

(b)	Address of the Principal Office or, if none, residence The business address of the Reporting Persons is 156 W Saddle River Road, Saddle River, New Jersey 07458.

(c)	Citizenship Greenle Alpha is organized under the laws of Delaware as a limited liability company. Mr. Uryniak is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, par value $0.00001 per share

(e)	CUSIP Number 21985R 105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned by Greenle Alpha: As of February 13, 2024, Greenle Alpha beneficially owns 3,599,622 shares of common stock. Includes: (i) 3,011,591 shares of common stock owned by Greenle Alpha and (ii) 588,031 shares of common stock underlying the Other Convertible Securities owned by Greenle Alpha that are subject to the 9.99% Beneficial Ownership Limitation. Does not include: (I) 185,000 shares of common stock underlying the Alpha Warrants subject to the 4.99% Beneficial Ownership Limitation, (II) 2,109,299 shares of common stock underlying Other Convertible Securities owned by Greenle Alpha subject to the 9.99% Beneficial Ownership Limitation and (III) 5,425,700 shares of common stock underlying rights to receive Issuer common stock held by Greenle Alpha that are issuable upon 61 days prior written notice from Greenle Alpha to the Issuer and subject to the 9.99% Beneficial Ownership Limitation.

Amount beneficially owned by Alan Uryniak: As of February 13, 2024, Alan Uryniak beneficially owns 4,013,530 shares of common stock. Includes: (w) 3,011,591 shares of common stock owned by Greenle Alpha, (x) 413,908 shares of common stock owned by Greenle Beta, and (y) 588,031 shares of common stock underlying the Other Convertible Securities owned by Greenle Alpha and Greenle Beta that are subject to the 9.99% Beneficial Ownership Limitation. Does not include: (W) 185,000 shares of common stock underlying the Alpha Warrants subject to the 4.99% Beneficial Ownership Limitation, (X) 315,000 shares of common stock underlying the Beta Warrants subject to the 4.99% Beneficial Ownership Limitation, (Y) an aggregate of 2,711,059 shares of common stock underlying the Other Convertible Securities owned by Greenle Alpha and Greenle Beta and (Z) an aggregate of 6,739,700 shares of common stock underlying rights to receive Issuer common stock held by Greenle Alpha and Greenle Beta that are issuable upon 61 days prior written notice from Greenle Alpha or Greenle Beta, as applicable, to the Issuer and subject to the 9.99% Beneficial Ownership Limitation.

As of December 31, 2023, Greenle Alpha beneficially owned 3,308,617 shares of common stock. Includes: (i) 3,144,345 shares of common stock owned by Greenle Alpha and (ii) 164,272 shares of common stock underlying the Other Convertible Securities owned by Greenle Alpha that are subject to the 9.99% Beneficial Ownership Limitation. Does not include 9,596,829 shares of common stock underlying Alpha Warrants and Other Convertible Securities owned by Greenle Alpha subject to beneficial ownership limitations and certain other requirements.

As of December 31, 2023, Alan Uryniak beneficially owned 3,696,346 shares of common stock. Includes: (w) 3,144,345 shares of common stock owned by Greenle Alpha, (x) 387,729 shares of common stock owned by Greenle Beta, and (y) 164,272 shares of common stock underlying the Other Convertible Securities owned by Greenle Alpha and Greenle Beta that are subject to the 9.99% Beneficial Ownership Limitation. Does not include: 11,938,768 shares of common stock underlying Alpha Warrants, Beta Warrants and Other Convertible Securities held by Greenle Alpha and Greenle Beta subject to beneficial ownership limitations and certain other requirements.

(b)

Percent of class owned by Greenle Alpha: 9.0%, calculated based on 39,587,440 shares of Issuer common stock outstanding as of January 26, 2024, as disclosed to the Reporting Persons by the Issuer, plus 588,031 shares of Issuer common stock underlying the Other Convertible Securities as described herein.

Percent of class owned by Alan Uryniak: 9.99%, calculated based on 39,587,440 shares of Issuer common stock outstanding as of January 26, 2024, as disclosed to the Reporting Persons by the Issuer, plus 588,031 shares of Issuer common stock underlying the Other Convertible Securities as described herein.

(c)	Number of shares as to which Greenle Alpha has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 3,599,622

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 3,599,622

Number of shares as to which Alan Uryniak has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,013,530

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,013,530

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

GREENLE PARTNERS LLC SERIES ALPHA P.S.

By:	/s/ Alan Uryniak
Title:	Manager

ALAN URYNIAK

/s/ Alan Uryniak
Alan Uryniak